Exhibit (a)(1)(ix)

DISH Refutes Sprint Claims Regarding DISH’s Tender Offer for Clearwire Shares

Englewood, Colo., June 4, 2013 — DISH Network Corporation (NASDAQ: DISH) today refuted Sprint claims that DISH’s tender offer for Clearwire Corporation shares runs afoul of Delaware law and the Clearwire Equityholders’ Agreement.

In a letter addressed to Clearwire Chairman John Stanton, DISH Chairman Charlie Ergen said: “In light of recent public statements made by Sprint about the DISH proposal that we believe are incorrect and misleading to Clearwire stockholders in several material respects, it is important that we correct the record regarding the DISH proposal.”

Ergen concluded the note stating: “We remain confident that the DISH proposal is both actionable and clearly superior to the proposed Sprint merger.  More importantly, it also provides a meaningful alternative to the significant group of your minority stockholders that remain opposed to the Sprint merger while providing a clear path for Clearwire to become a self-sustaining company.”

The full text of DISH’s letter to Clearwire’s board follows:

June 4, 2013

Clearwire Corporation

1475 120th Avenue Northeast

Bellevue, Washington  98005

Attn:  John Stanton, Chairman

Gentlemen:

We thank you for your consideration of the proposal reflected in the tender offer materials recently filed by DISH Network Corporation (“DISH”) in respect of Clearwire Corporation (“Clearwire”).  We are confident that the DISH proposal is superior to the transaction contemplated by your recently amended merger agreement with Sprint Nextel Corporation (“Sprint”).  In light of recent public statements made by Sprint about the DISH proposal that we believe are incorrect and misleading to Clearwire stockholders in several material respects, it is important that we correct the record regarding the DISH proposal.  To that end, the following addresses Sprint’s statements point-by-point.  We urge Clearwire’s Board and Special Committee to correct the record and ensure that Clearwire’s minority stockholders can accurately assess DISH’s proposal.

The Board Nomination Process Contemplated by the DISH Proposal is Permissible Under the Equityholders’ Agreement and Delaware law

The nomination process contemplated by DISH was carefully designed to comply with applicable law and the existing rights of Clearwire stockholders including Sprint. The nominees to be selected by DISH for appointment would be independent directors (as defined by the NASDAQ listing rules), and the provisions by which they would be nominated would comport with the Equityholders’ Agreement and applicable law.  Sprint’s expressed concerns that the agreement to nominate certain directors “in perpetuity” violates Delaware law is without basis as evidenced by Sprint’s own agreements with Clearwire.  Sprint itself has the authority to nominate directors under the existing Equityholders’ Agreement for a duration that is not time-bound, and it is impossible to meaningfully distinguish why the duration of those nominations would be permissible but the duration of the nominations contemplated by DISH would violate applicable law.

Entering into Limited Negative Covenants Without Stockholder Approval Would Not Violate Delaware law

Sprint’s position that Clearwire would violate Delaware law by agreeing to a limited set of negative covenants without stockholder approval is without basis as is its contention that a board of directors can never limit the powers of a future board.  These arguments fly in the face of the negative covenants that corporations, including Clearwire and Sprint, regularly provide in a wide variety of agreements that are not subject to stockholder approval.  For example, Clearwire is party to numerous restrictions, including in connection with its borrowing arrangements with Sprint, pursuant to which the Clearwire board of directors has restricted “future flexibility”.  Many of these even cover the same subjects as the rights sought by DISH under the Investor Rights Agreement, such as limitations on Clearwire’s flexibility to declare bankruptcy or to effect business combination transactions. In fact, the Equityholders’ Agreement itself purports to provide minority stockholders that could hold as little as a 5% interest in Clearwire with many of the same rights that Sprint argues cannot be given under Delaware law — including consent rights over amendments to organizational documents, consent rights over business combination transactions and consent rights to bankruptcy or liquidation filings.

Sprint Does Not Forfeit Existing Rights Under the DISH Proposal

The DISH proposal does not require Sprint to forfeit any of its existing rights.  Assuming Sprint does not tender its shares into the DISH Offer as it has indicated is its intention, it will remain the majority stockholder with robust rights under the Equityholders’ Agreement.  Nevertheless, Sprint does not and will not have the power to trample the rights of Clearwire’s special committee and its minority stockholders to pursue a superior transaction.

Clearwire May Grant Preemptive Rights by Contract

Contrary to Sprint’s assertions, Delaware law and the Clearwire’s Certificate of Incorporation do not prohibit Clearwire from granting DISH pre-emptive rights by contract.  Delaware law and the Certificate of Incorporation provisions in question relate only to automatic pre-emptive rights under statute which DISH has not asked to receive.  Your counsel, who participated in the drafting of the Certificate of Incorporation, have stated to ours that they do not interpret the Certificate of Incorporation as restricting Clearwire’s ability to grant pre-emptive rights contractually.

The DISH Financing Proposal Does Not Require Sprint’s Consent

Sprint’s claim that its consent is required (but would not be forthcoming) in order for Clearwire to enter into a financing arrangement on substantially superior terms to the financing arrangement provided by Sprint to Clearwire is simply untrue.  Sprint’s right to consent to financing transactions is limited to a material capital restructuring or reorganization of Clearwire outside of the ordinary course of business.  The $800 million maximum amount of financing under the DISH proposal represents less than 20% of the amount of long term debt disclosed by Clearwire in its most recent 10-K.  This is even before taking into account any reduction in that financing to account for the quantum of any of the higher priced, more dilutive financing provided by Sprint since March 2013.

The DISH Tender Offer Does Not Require Consent of 75% of the Clearwire Stockholders and the Consent of Comcast Corporation

While the Equityholders’ Agreement includes approval requirements in connection with certain business combination transactions, those approval requirements do not apply to cash tender offers made from a third party directly to stockholders, which are fundamentally different in nature from the specified transactions which require board approvals in connection with mergers, share issuances or similar transactions.  Cash tender offers made to stockholders are notably not specified in the list of transactions which can require consent if they constitute a “change in control”.  It defies logic that Sprint could credibly assert that it is illegal for Clearwire to agree to customary minority protection rights in favor of a significant stockholder such as DISH will be (by definition holding in excess of 25% of the Clearwire shares) while claiming that a 6% stockholder such as Comcast is entitled to block minority stockholders from accepting DISH’s superior offer.

We remain confident that the DISH proposal is both actionable and clearly superior to the proposed Sprint merger.  More importantly, it also provides a meaningful alternative to the significant group of your minority stockholders that remain opposed to the Sprint merger while providing a clear path for Clearwire to become a self-sustaining company.  We trust that your board of directors and special committee will act to correct the record promptly.

We look forward to hearing from you.

Sincerely,

DISH NETWORK CORPORATION

Charlie Ergen

Chairman

About DISH

DISH Network Corporation (NASDAQ: DISH), through its subsidiary DISH Network L.L.C., provides approximately 14.092 million satellite TV customers, as of March 31, 2013, with the highest quality programming and technology with the most choices at the best value, including HD Free for Life®. Subscribers enjoy the largest high definition line-up with more than 200 national HD channels, the most international channels, and award-winning HD and DVR technology. DISH Network Corporation’s subsidiary, Blockbuster L.L.C., delivers family entertainment to millions of customers around the world. DISH Network Corporation is a Fortune 200 company. Visit www.dish.com.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the capital stock of Clearwire Corporation (“Clearwire”) or any other securities. DISH Network Corporation (“DISH”) and DISH Acquisition Holding Corporation have filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Innisfree M&A Incorporated at (212) 750-5833 or (877) 456-3427.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained herein may constitute “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of DISH to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about expectations of a potential transaction involving DISH and Clearwire, including satisfaction of conditions, future financial and operating results, DISH’s plans, objectives, expectations (financial or otherwise) and intentions relating to the potential transaction and other statements that are not historical facts. More information about such risks, uncertainties and other factors is set forth in DISH’s Disclosure Regarding Forward-Looking Statements included in its recent filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2012 and its quarterly report on Form 10-Q for the three months ended March 31, 2013. The forward-looking statements speak only as of the date made, and DISH expressly disclaims any obligation to update these forward-looking statements. Nothing herein shall be deemed to be a forecast, projection or estimate of the future financial performance of DISH, Clearwire Corporation or the enlarged DISH following the completion of the tender offer.

CONTACT:

Investors:

Innisfree M&A Incorporated

Arthur Crozier/Jennifer Shotwell/Scott Winter

212-750-5833, or

DISH Network Corporation

Jason Kiser

303-723-2210

jason.kiser@dish.com

Media Relations:

Bob Toevs

303-723-2010

bob.toevs@dish.com